Exhibit 99.1

Q3 sales strong across the full product portfolio
Very strong demand for DUV systems, EUV shipments continue to ramp in support of customer plans
VELDHOVEN, the Netherlands, October 18, 2017 - ASML Holding N.V. (ASML) today publishes its 2017 third-quarter results.

•	Q3 net sales of EUR 2.45 billion, gross margin 42.9 percent

•	ASML expects Q4 2017 net sales around EUR 2.1 billion and a gross margin around 44 percent

(Figures in millions of euros unless otherwise indicated)	Q2 2017	Q3 2017
Net sales	2,101	2,447
...of which service and field option sales	717	628

Other income (Co-Investment Program)	24	24

New lithography systems sold (units)	39	48
Used lithography systems sold (units)	3	7

Net bookings	2,375	2,154
Systems backlog	5,351	5,693

Gross profit	946	1,050
Gross margin (%)	45.0	42.9

Net income	466	557
EPS (basic; in euros)	1.08	1.30

End-quarter cash and cash equivalents and short-term investments	2,514	2,678
A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
"ASML today reports third-quarter net sales that exceed our guidance, partially due to the revenue recognition of an additional EUV system, showing strong demand across the entire product portfolio. With our fourth-quarter guidance, we are confirming our view that 2017 net sales will be at least 25 percent higher than 2016 net sales. Our current view is that the positive business environment that we are seeing today will continue in 2018, supported by our strong backlog of 5.7 billion euros, which is driven by all product categories," ASML President and Chief Executive Officer Peter Wennink said.

Product and Business Highlights

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In DUV lithography, we provided the first customer with an early-access version of the TWINSCAN NXT:2000i for process development at the 5 nanometer node. The new hardware includes improved alignment and level sensors, which will enable better on-product overlay performance in matched mode with EUV. We shipped the 100th NXT:1980 in Q3, two years after the system was launched in Q3 2015. This ramp equals the fastest ever of an NXT platform and underscores the market demand for leading-edge lithography as well as our ability to ship significant numbers to meet that demand.

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In Holistic Lithography, we shipped the first product that was jointly developed with the engineering team of HMI, which ASML acquired last year. The product, ePfm5, is a pattern fidelity metrology tool that offers our customers enhanced capabilities for detecting patterning defects. It leverages HMI high resolution e-beam metrology technology, state-of-the-art computational modeling, machine learning and scanner metrology data to create defect maps for more wafers with a significantly higher accuracy than existing solutions. We also shipped the first HMI eXplore 6000 EUV reticle defect inspection system to a foundry customer. The system offers high resolution multi-column technology that supports full reticle qualification in production.

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In EUV lithography, we continued our shipments of EUV systems in support of our customers' production ramps in 2018. We shipped three NXE:3400B systems in Q3, bringing the total so far this year to six, and our backlog now includes 23 EUV systems. We also conducted a power capability test with our EUV pellicle, which protects the mask from particles during exposure, and showed that the current design can withstand 250 Watts of EUV power.

Outlook
For the fourth-quarter of 2017, ASML expects net sales around EUR 2.1 billion, a gross margin around 44 percent, R&D costs of about EUR 315 million, other income of about EUR 24 million (which consists of contributions from participants of the Customer Co-Investment Program), SG&A costs of about EUR 110 million and an effective annualized tax rate around 14 percent.

Update Share Buyback Program
As part of ASML's financial policy to return excess cash to shareholders through dividends and regularly timed share buyback programs, ASML in January 2016 announced its intention to purchase up to EUR 1.5 billion of shares to be executed within the 2016-2017 time frame. ASML intends to cancel the shares upon repurchase.
Through October 1, 2017, ASML has acquired 6.0 million shares under this program for a total consideration of EUR 569 million.
As a result of the pause in the program from July 20, 2016 until July 19, 2017, this program will not be completed for the full amount. The current program may be suspended, modified or discontinued at any time. Any transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.

Media Relations Contacts	Investor Relations Contacts
Monique Mols, phone +31 6 5284 4418	Craig DeYoung, phone +1 480 696 2762
Niclas Mika, phone +31 6 201 528 63	Marcel Kemp, phone +31 40 268 6494

Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 18,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.
US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income from US GAAP to IFRS are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of October 1, 2017, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended October 1, 2017 as presented in this press release are unaudited.
Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Forward Looking Statements
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, systems backlog, expected financial results and trends for the fourth quarter of 2017, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, other income, and annualized effective tax rate, expected financial results and trends for the full year 2017, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, statements with respect to the intent of customers to insert EUV into production, supply chain and service capabilities, ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, the ability to support a larger installed base, including timing of shipments (including planned EUV shipments in Q4 2017and in 2018 and 2019 and recognition in revenue of such shipments), statements with respect to HMI, including expected expansion of the integrated Holistic Lithography roadmap, introduction of a new class of pattern fidelity control for memory and logic production in 2018 and expected multi-e-beam innovation, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, the expected impact of the new revenue recognition standard on revenue and net income, intention to return excess cash to shareholders, and statements about our dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to integrate HMI’s systems into our Holistic Lithography portfolio, our ability to enforce patents and protect intellectual property rights, intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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